Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Eric S. Purple
epurple@stradley.com
202.507.5154

January 16, 2018

VIA EDGAR

Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust (File No.: 333-221699)
PowerShares Exchange-Traded Fund Trust (File No.: 333-221696)
PowerShares Exchange-Traded Fund Trust II (File No.: 333-221698)
PowerShares Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221702)

Dear Ms. DiAngelo Fettig:

On behalf of the above named registrants (the "Registrants"), below you will find the Registrants' supplemental response to the comments conveyed via telephone by you on January 9, 2018 with regard to the Registrants' Registration Statements on Form N-14 (the "N-14s") filed on November 21, 2017 relating to the reorganization (the "Reorganization") of certain series of Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (the "Claymore Funds"), and certain series of the Rydex ETF Trust (the "Rydex Funds," and, together with the Claymore Funds, the "Acquired Funds"), into newly created funds within the PowerShares by Invesco family of funds (the "PowerShares Funds" or the "Acquiring Funds").

For your convenience, we have summarized your comment in bold and have set forth the Registrants' response immediately below the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Comment:  Please confirm supplementally that: (a) the N-14 appropriately describes the differences between the pricing policies of the Acquired Funds and Acquiring Funds and (b) the Registrants have conducted an analysis of the differences, if any, between those policies to determine that the use of the Acquiring Funds' pricing policies do not result in a material difference in the NAV of any Acquiring Fund as compared to the NAV of the corresponding Acquired Fund just prior to the Closing of the Reorganization, such that the difference would need to be reflected in the Capitalization Tables contained in the N-14.

Christina DiAngelo Fettig
January 16, 2018

Response:
Disclosure of Differences in Valuation Policies
We confirm that the N-14 appropriately discloses the differences between the pricing policies of the Acquired Funds and the Acquiring Funds, including the fact that the differences could result in a variance of a Fund's NAV, as follows:
In calculating NAV, the Trusts have substantially similar valuation procedures; however, there are slight variations among those policies that may lead to differences in the NAV calculated for the closing of the Reorganization as compared to subsequent calculations of NAV. Each Trust values securities and other assets for which market quotations are readily available at market value. Even when market quotations are available for portfolio securities, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer-specific events occurred after the security ceased trading. Events that may cause the last market quotation to be unreliable include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where market quotations are not readily available, including where an adviser determines that the closing price of the security is unreliable, a Fund will value the security at fair value in good faith using procedures approved by its Board. Fair value pricing involves subjective judgments and it is possible that a fair value determination for a security is materially different than the value that could be realized upon the sale of the security. In addition, fair value pricing could result in a difference between the prices used to calculate a Fund's NAV and the prices used by such Fund's Underlying Index. This may adversely affect the Fund's ability to track the Underlying Index.
The Registrants believe that this disclosure is appropriate because, as we advised you in our prior correspondence, the specific differences between the valuation policies do not result in material changes to the NAV calculations.  Also, the boards of trustees of both the Acquired Funds and the Acquiring Funds were provided with a presentation on the differences between the valuation policies prior to their respective authorizations of the plan of reorganization and Form N-14.
Parallel Analyses
Your second question is asking that we confirm that the Registrants conducted empirical analyses of the Funds' portfolio holdings in light of the valuation policy differences to determine whether those differences would create a material variance in the NAV of a Fund immediately after the close.  In response to this question, we confirm that the Registrants did, in fact, conduct substantial parallel analyses and concluded that there was no material difference for any Fund, thus not requiring any specific disclosure in the capitalization tables.
Specifically, the Registrants' analyses determined that in no instance did the impact of the valuation policy differences exceed ½ of 1% (i.e., 50 basis points) of any Fund's NAV.  Although this measure normally is utilized by funds as part of their NAV error correction processes, the Registrants believe that this trigger provided an empirical and industry-recognized guidepost to assess the impact of the NAV differences.
In addition, even for Funds where a difference did exist, those difference will have a positive impact on those Funds (i.e., the value of their investment will rise after the Closing Date).  The basis for this conclusion resides with the specific differences between the valuation policies.  Namely, certain affected

Christina DiAngelo Fettig
January 16, 2018

Acquired Funds value fixed income investments at the bid price, while the equivalent Acquiring Funds value fixed income investments at the mean between the bid and the ask prices.  Because the mean between the bid and the ask prices of the portfolio securities will always be at or above the bid price, the use of the Acquiring Funds' valuation procedures in calculating an Acquiring Fund's NAV after the closing of the Reorganization for those affected Funds will generally always have an accretive effect on the NAV.
Finally, any variances may not even have a practical effect given the status of the Funds as Exchange Traded Funds (ETFs).  Unlike mutual funds, shareholders of ETFs (unless they are authorized participants and can redeem directly from the funds) have no way to obtain NAV directly, but are only entitled to the market price of the funds.  As part of the analyses they performed, the Registrants examined a 45-day average spread market-impact analysis for each affected Fund to assess the materiality of the pricing differences.  The result of that analysis indicated that the market already had been taking into account the mean/bid pricing differences. Put another way, the market appears to have already taken these Acquired Funds' pricing methodology into account.  As a result, it does not appear that any accretive effect on NAV subsequent to the closing of the Transaction will have any significant effect on the market price of these affected Funds.
As a result, based upon all of these considerations, the Registrants believe that any adjustment of the capitalization table due to the different valuation policies would not "have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available" and consequently, was not required.  Accordingly, the Registrants believe that the N-14 capitalization disclosure is materially accurate and complete, and that supplemental disclosure is not needed or necessary, particularly in light of the fact that such supplemental disclosure likely would cause unnecessary confusion.

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Please do not hesitate to contact me at 202-507-5154 or, in my absence, Alan Goldberg at 312-964-3503 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

By:	/s/ Eric S. Purple
Name:	Eric S. Purple
Title:	Partner